Exhibit 1

CHINA UNICOM LIMITED (Stock Code: 762)

(Incorporated in Hong Kong with limited liability under Companies Ordinance)

Announcement regarding increase in shareholding of

China United Telecommunications Corporation

in China United Telecommunications Corporation Limited

The board of directors of China Unicom Limited (the “Company”) was informed by its ultimate parent company, China United Telecommunications Corporation (the “Unicom Group” ), that the Unicom Group intends to acquire not more than 4% and not less than 1% of the total share capital (approximately 21.2 billion shares) of China United Telecommunications Corporation Limited (the “A Share Company” ). The Unicom Group is the controlling shareholder of the A Share Company, which in turn is an indirect controlling shareholder of the Company.

The proposed acquisition by the Unicom Group has been approved, and an exemption from the obligation for the Unicom Group to make a general offer for all the existing shares of the A Share Company pursuant to the proposed acquisition has been granted, by the China Securities Regulatory Commission on 16 August 2006. Accordingly to the approval, the Unicom Group is allowed to make open market purchases at the Shanghai Stock Exchange from 18 August 2006 to 17 May 2007. The Unicom Group has undertaken not to dispose of any of its shareholding in the A Share Company before the proposed acquisition is completed and for six months after the completion of the proposed acquisition.

Upon completion of the proposed acquisition, the Unicom Group will hold interest in not more than 65% of the total share capital of the A Share Company. The attributable interest of the A Share Company in the Company will remain unchanged. Assuming that the Unicom Group acquires 4% of the total share capital of the A Share Company in the proposed acquisition, the Unicom Group’s direct and indirect interest in the Company would increase by approximately 2.5% at the completion of the proposed acquisition.

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By order of the Board of China Unicom Limited Chu Ka Yee Company Secretary

Hong Kong, 17 August 2006

The Board of Directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Shang Bing, Tong Jilu, Li Jianguo, Yang Xiaowei, Li Zhengmao, Li Gang and Zhang Junan
Non-executive Director:	Lu Jianguo
Independent Non-executive Directors:	Wu Jinglian, Shan Weijian, Cheung Wing Lam, Linus, and Wong Wai Ming